   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      -----------------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                      (Amendment No. ____________________)

                       KNAPE & VOGT MANUFACTURING COMPANY
                                (Name of Issuer)

                       KNAPE & VOGT MANUFACTURING COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (Title of Class of Securities)

                                  498782 10 1
                     (CUSIP Number of Class of Securities)

                               Jack D. Poindexter
                       Chief Financial Officer, Treasurer
                       Knape & Vogt Manufacturing Company
                        2700 Oak Industrial Drive, N.E.
                          Grand Rapids, Michigan 49505
                                 (616) 459-3311
           (Name, Address, and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of the Person(s)
                               Filing Statement)

                                   COPIES TO:

                            Donald L. Johnson, Esq.
                    Varnum, Riddering, Schmidt & Howlett LLP
                      Suite 1700, 333 Bridge Street, N.W.
                          Grand Rapids, Michigan 49504

                               September 2, 1998
                      (Date Tender Offer First Published,
                      Sent, or Given to Security Holders)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                       Amount of Filing
--------------------------------------------------------------------------------
           $26,400,000                                  $5,280
--------------------------------------------------------------------------------

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,200,000 shares at the maximum tender offer price per share of $22.00.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:      N/A          Filing Party:      N/A

     Form or Registration No.:    N/A          Date Filed:        N/A

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Knape & Vogt Manufacturing Company, a Michigan corporation (the "Company") to purchase up to 1,200,000 shares of its Common Stock, par value $2.00 per share (the "Shares") at a price, net to the seller in cash, not in excess of $22.00 nor less than $19.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together as amended or supplemented from time to time, constitute the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

Item 1.  Security and Issuer.

     (a) The issuer of the securities to which this Statement relates is Knape & Vogt Manufacturing Company, a Michigan corporation (the "Company"), and the address of its principal executive office is 2700 Oak Industrial Drive, Grand Rapids, Michigan 49505.

     (b) The information set forth in "Introduction," "Number of Shares; Proration" in Section 1 of the Offer to Purchase, and "Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction," and the "Price Range of Shares; Dividends" in Section 8 of the Offer to Purchase is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

Item 2.  Source and Amount of Funds or Other Consideration.

     (a) - (b) The information set forth in "Source and Amount of Funds" in
Section 11 of the Offer to Purchase is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     (a) - (j) The information set forth in "Introduction," "Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase, "Certain Information Concerning the Company" in Section 10 of the Offer to Purchase, "Source and Amount of Funds" in Section 11 of the Offer to Purchase, and "Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.

     The information set forth in "Interest of Directors and Officers; Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

     The information set forth in "Introduction," "Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase, and "Interest of Directors and Officers; Transactions and Agreements Concerning the Shares" in
Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 6.  Persons Retained, Employed, or to be Compensated.

     The information set forth in "Introduction" and "Fees and Expenses" in
Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 7.  Financial Information.

     (a) - (b) The information set forth in "Certain Information Concerning the Company" in Section 10 of the Offer to Purchase is incorporated herein by reference.

Item 8.  Additional Information.

     (a) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (b)  None or not applicable.

     (c) The information set forth in "Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (d)  None or not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9.        Material to be Filed as Exhibits.

     (a)  (1)  Form of Offer to Purchase, dated September 2, 1998.

          (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

          (3)  Form of Notice of Guaranteed Delivery.

          (4) Form of Letter to Shareholders of the Company, dated September 2, 1998, from Allan E. Perry, President and Chief Executive Officer of the Company.

          (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 2, 1998.

          (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (7) Form of Letter from Old Kent Bank ("Old Kent"), as trustee, to participants in the Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan, including the form of Direction Form to Old Kent from participants in such plan.

          (8)  Form of Summary Advertisement, dated September 2, 1998.

          (9) Text of Press Release issued by the Company, dated September 1, 1998.

     (b) Loan Agreement (revolving line of credit) extended by Old Kent to Company, dated as of November 29, 1993 (as amended on February 16, 1995, June 28, 1996), filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended June 30, 1996, and as amended February 1, 1997, filed as Exhibit 10(e) to the Company=s Form 10-K for the year ended June 30, 1998, are incorporated herein by reference, and are included herein as well.

     (c) Letter Agreement and Restricted Stock Award Agreement, each dated July 1, 1998, each between the Company and William R. Dutmers, filed as Exhibits 10(g) and 10(h), respectively, to the Company's Annual Report on Form 10-K for the year ended June 30, 1998, are incorporated herein by reference, and are included herein as well.

     (d)   Not applicable.

     (e)  Not applicable.

     (f)   Not applicable.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


                              KNAPE & VOGT MANUFACTURING COMPANY



September 2, 1998.            By  /s/ Jack D. Poindexter
                                  ---------------------------------------------
                                  Jack D. Poindexter
                                  Chief Financial Officer and Treasurer


101138

                                 EXHIBIT INDEX
                                 -------------

(a)  (1)  Form of Offer to Purchase, dated September 2, 1998.

(a) (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(a)  (3)  Form of Notice of Guaranteed Delivery.

(a) (4) Form of Letter to Shareholders of the Company, dated September 2, 1998, from Allan E. Perry, President and Chief Executive Officer of the Company.

(a) (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 2, 1998.

(a) (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (7) Form of Letter from Old Kent Bank ("Old Kent"), as trustee, to participants in the Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan, including the form of Direction Form to Old Kent from participants in such plan.

(a)  (8)  Form of Summary Advertisement, dated September 2, 1998.

(a)  (9)  Text of Press Release issued by the Company, dated September 1, 1998.

(b) Loan Agreement (revolving line of credit) extended by Old Kent to Company, dated as of November 29, 1993 (as amended on February 16, 1995, June 28,
     1996), and as amended February 1, 1997, filed as Exhibit 10(e) to the Company's Form 10-K for the year ended June 30, 1998, are incorporated herein by reference and are included herein as well.

(c) Letter Agreement and Restricted Stock Award Agreement, each dated July 1, 1998, each between the Company and William R. Dutmers, filed as Exhibits 10(g) and 10(h), respectively, to the Company's Annual Report on Form 10-K for the year ended June 30, 1998, are incorporated herein by reference and are included herein as well.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.